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June 7, 2016

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Erie Indemnity Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 000-24000

Dear Mr. Rosenberg:

On behalf of Erie Indemnity Company (“Indemnity” or the “Company”) this letter is in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by letter dated May 24, 2016 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

We appreciate your comment and are always looking to improve the financial disclosure that we make as part of our public filings.

Our response to your comment is provided below. For convenience, the Staff’s comment is reprinted below, followed by the Company’s response.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment #1: Form 10-K

Notes to Financial Statements
Note 13. Related Party
Expense allocations, page 66

1. Please provide us the following information regarding claims related activities:

•	The amount of costs you incurred for each period presented;

•	The amount reimbursed for each period presented;

•	Whether and, if so, to what extent the amount reimbursed included a profit element;

•	Your accounting treatment for the amount reimbursed including your accounting analysis with reference to the applicable authoritative literature; and

•
How you considered these activities in concluding, as indicated in Note 2 Retrospective adoption of recently issued accounting standards on page 43, that compensation received from the attorney-in-fact fee arrangement with the subscribers is commensurate with the level of effort required to perform those services.

Company Response:

Under the subscriber’s agreement, the Erie Insurance Exchange (“Exchange”) is responsible for providing claims payments and related services to the subscribers (policyholders). All claims payments are paid directly by the Exchange. Claim payments made by the Exchange totaled $3.4 billion and $3.3 billion for the years ended December 31, 2015 and 2014, respectively. Claims related activities paid by Indemnity on behalf of the Exchange include certain loss adjustment expenses. The Exchange, by virtue of its legal structure as a reciprocal insurer, has no ability to enter into contractual relationships and therefore Indemnity serves as the contracting agent on behalf of the Exchange. Accordingly, for costs such as payroll, Indemnity serves as a common paymaster. Amounts for such expenditures are reimbursed by the Exchange to Indemnity at cost pursuant to the subscriber’s agreement between the Exchange as reciprocal insurer and Indemnity serving as its attorney-in-fact. The following table provides the amount of costs incurred by Indemnity and the amounts reimbursed by the Exchange for each period presented.

(in thousands)	2015	2014
Costs incurred by Indemnity	$406,246	$378,496
Amounts reimbursed by the Exchange	(406,246)	(378,496)
Net profit	$0	$0

The actual costs incurred by Indemnity for claims related activities are equal to the amounts reimbursed by the Exchange for claims related activities since there is no profit element. Further, the reimbursement of certain claims related expenses is customary in the reciprocal environment with an attorney-in-fact.

Under Accounting Standards Codification (“ASC”) 605-45-45-16, whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity’s role as a principal or agent in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or service ordered or purchased by a customer, that fact may indicate that the entity does not have risk and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier).

Therefore, when we apply ASC 605-45-45-16, the Exchange is the supplier of the claims related service and is responsible for fulfillment of that service obligation including making the claims payment. Indemnity, as the agent for the Exchange, does not have any obligation (legal or otherwise) with respect to claims, and thus does not have any risk or reward in the transaction. Therefore, it is appropriate that Indemnity should record claims related expense reimbursements net based on the amount retained. Since there is no profit component on these reimbursements, the net retained is zero and there is no impact to net income.

The reimbursement by the Exchange of claims related costs incurred by Indemnity was considered as part of the evaluation of the relationship between Indemnity and the Exchange in accordance with Accounting Standards Update (“ASU”) 2015-02 Consolidation.

The statutes governing the licensing of reciprocal insurance exchanges provide that the business affairs and assets of such organizations (reciprocal insurance exchanges) shall be subject to examination by the domiciliary state’s Insurance Commissioner. Additionally, transactions between members of a holding company system, involving an insurer subject to registration (the Exchange), must meet the following standards:

a.	the terms shall be fair and reasonable, and

b.	charges for fees for services performed shall be reasonable

The terms and conditions of the subscriber’s agreement, which includes the retention of the responsibility for claims related activities by the Exchange, have been approved by the Department in accordance with the above mentioned criteria.

Based on the evaluation above, the expense reimbursements to Indemnity for claims related activities of the Exchange do not represent a variable interest.

We respectfully propose enhancing the expense reimbursement disclosure in the related party footnote as highlighted in bold in Exhibit A. This disclosure will be included in subsequent Form 10-Q/10-K filings beginning with the June 30, 2016 Form 10-Q filing.

Please do not hesitate to contact me if you have any further questions or comments.

Sincerely,
Erie Indemnity Company

/s/ Gregory J. Gutting
By: Gregory J. Gutting
Interim Executive Vice President and Chief Financial Officer

cc: Terrence W. Cavanaugh, President and Chief Executive Officer
Timothy G. NeCastro, President and Chief Executive Officer Designate
Sean J. McLaughlin, Executive Vice President and General Counsel
Rolf Sundwall, Securities and Exchange Commission

Exhibit A

Related Party

Expense allocations
All claims handling services for the Exchange are performed by our employees who are entirely dedicated to claims related activities. All costs associated with these employees are reimbursed to us from the Exchange’s revenues in accordance with the subscriber’s agreement. We are reimbursed by EFL from its revenues for all costs associated with employees who perform life insurance related operating activities for EFL in accordance with its service agreement with us. Common overhead expenses included in the expenses paid by us are allocated based upon appropriate utilization statistics (employee count, square footage, vehicle count, project hours, etc.) specifically measured to accomplish proportional allocations. Executive compensation is allocated based upon each executive’s primary responsibilities (management services, property and casualty claims operations, EFL operations, and investment operations). We believe the methods used to allocate common overhead expenses among the affiliated entities are reasonable. All reimbursements are made on an actual cost basis and do not include a profit component. See also Part II, Item 8. Financial Statements and Supplementary Data, Note 8, "Postretirement Benefits" in our Annual report on Form 10-K for the fiscal year ended December 31, 2015 as filed with the Securities and Exchange Commission on February 25, 2016 for a discussion of intercompany expense allocations under the postretirement benefit plans.

Payments on behalf of related entities
We make certain payments on behalf of the Exchange and EFL. These reimbursements are settled on a monthly basis. The amounts of these cash settlements were as follows for the years ended December 31:

(in thousands)	2015	2014
Erie Insurance Exchange	$406,246	$378,496
Erie Family Life Insurance	35,761	37,159
Total cash settlements	$442,007	$415,655

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